Exhibit 24(b)(8.189)

First Amendment

To The

Selling and Services Agreement and Fund Participation Agreement

This First Amendment to the Selling And Services Agreement And Fund Participation Agreement is made by and between Voya Retirement Insurance and Annuity Company (“Voya Retirement”), Voya Institutional Plan Services, LLC (“Voya Institutional”), Voya Financial Partners, LLC (“Voya Financial”) (collectively “Voya”), and Touchstone Securities, Inc. (“Distributor”) and Touchstone Advisors ("Advisor") Distributor and Advisor each acting as agent for the registered open-end management investment companies whose shares are or may be underwritten by Distributor and advised by Advisor (each a “Fund” or collectively the “Funds”), is effective      January 29, 2015 (the “Effective Date”).  Terms defined in the Agreement are used herein as therein defined.

WHEREAS, Voya, Distributor, and Advisor are parties to that certain Selling and Services Agreement and Fund Participation Agreement, which was effective as of August 10, 2010 (the “Agreement”);

WHEREAS, effective September 1, 2014, ING Financial Advisers, LLC was renamed Voya Financial Partners, LLC.; ING Life Insurance and Annuity Company was renamed Voya Retirement Insurance and Annuity Company; and ING Institutional Plan Services, LLC was renamed Voya Institutional Plan Services, LLC.

WHEREAS, Voya, Distributor, and Advisor wish to update the Schedule A, entitled Servicing Fees and 12b-1 Fees (the “Fee Schedule”) attached to the Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.1.

1.                  Voya, Distributor, and Advisor agree to replace Schedule A to the Agreement with the attached Schedule A beginning on the Effective Date.

2.                  All other terms, conditions, provisions, and sections of the Agreement remain in effect.

3.                  Any related documents may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Transmission by telecopier or facsimile transmission of an executed counterpart of this Amendment and any related documents shall constitute due and sufficient delivery of such counterpart.

The parties have executed this First Amendment to the Selling and Services and Fund Participation Agreement as of the Effective Date: January 29, 2015.

Voya Retirement Insurance And Annuity Company By: /s/ Lisa Gilarde Name: Lisa Gilarde Title: Vice President	Voya Institutional Plan Services, LLC By: /s/ Lisa Gilarde Name: Lisa Gilarde Title: Vice President
Voya Financial Partners, LLC By: /s/ James Nichols IV Name: James Nichols IV Title: President and Chief Executive Officer

Touchstone Securities, Inc.

By: /s/ Steve Graziano Name: Steve Graziano Title: President	By: /s/ Terrie Wiedenheft Name: Terrie Wiedenheft Title: Chief Financial Officer

Touchstone Advisors, Inc.

By: /s/ Steve Graziano Name: Steve Graziano Title: President	By: /s/ Terrie Wiedenheft Name: Terrie Wiedenheft Title: Chief Financial Officer

Schedule A

Servicing Fees and 12b-1 Fees

For services rendered by Voya under the Agreement with respect to Plan assets invested in the following Funds, Distributor, Advisor and/or the Funds shall pay the following fees to Voya.

Fund	Share Class	Service Fee	12b-1/SHS Fee	Total Fee
All A Share* Funds	A	bp	bp	bp
All Z Share* Funds	Z	bp	bp	bp
All Y Share* Funds	Y	bp	bp	bp
All Institutional Share* Funds	INST	bp	bp	bp

*Touchstone does not pay any fees on any share class of the Money Market Funds or on any share class of the Ultra Short Duration Fixed Income Fund